Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 11 DATED JUNE 9, 2004

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004, which superseded and replaced all prior supplements to the Prospectus, and Supplement No. 10 dated May 27, 2004. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the declaration of REIT II’s dividend rate; and

•	the breaking of escrow in Pennsylvania.

Declaration of Dividends

On June 9, 2004, our board of directors declared the dividend rate for the period from June 16, 2004 through and including September 15, 2004 in an amount equal to a 6.0% annualized percentage rate return on an investment of $10 per share. This dividend will be paid in September 2004. The record dates for determining stockholders entitled to receive payment of the most recently declared dividend will commence on the close of business on June 16, 2004 and will continue for each day thereafter through and including September 15, 2004.

As stated in the Prospectus, we may receive income from rents or interest at various times during our fiscal year. Dividends may not reflect our income earned in that particular distribution period but may be made in anticipation of cash flow that we expect to receive during a later period and may be made in advance of actual receipt of funds from operations in an attempt to make dividends relatively uniform. We may borrow money, issue securities or sell assets in order to make dividend distributions, although our $350 million line of credit prohibits the payment of dividends with any borrowings.

Special Notice to Pennsylvania Investors

As disclosed in the Prospectus under “Plan of Distribution – Special Notice to Pennsylvania Investors,” we were not permitted to sell any shares to Pennsylvania investors unless we raised a minimum of $200 million in gross offering proceeds (including sales made to residents of other jurisdictions). We have raised gross offering proceeds in excess of the $200 million threshold and accordingly, as of June 7, 2004, we have broken escrow in Pennsylvania and can accept all subscription payments received from Pennsylvania residents.